DM

SI

19005403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/26/18 (MM/DD/YY) AND ENDING 11/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpaca Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

217 SOUTH B STREET, SUITES 2 & 4
(No. and Street)

SAN MATEO (City) CALIFORNIA (State) 94401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN TOROLA 650 489-2017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC
Mail Processing
Section
JAN 29 2019
Washington DC
410

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PMS

OATH OR AFFIRMATION

I, JOHN TOROLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPACA SECURITIES LLC, as of NOVEMBER 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature] 1/25/19

Signature

PRESIDENT, CCO, COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CA

County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 25th day of January, 2019 by John Torola proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public AmPandit

AMI M. PANDIT
COMM. #2147088
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. April 15, 2020

Alpaca Securities LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

NOVEMBER 30, 2018

CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Alpaca Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alpaca Securities LLC (the "Company") as of November 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the period March 26, 2018 to November 30, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2018, and the results of its operations and its cash flows for the period March 26, 2018 to November 30, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 28, 2019

ALPACA SECURITIES LLC

Statement of Financial Condition

November 30,		2018
ASSETS		
Cash and cash equivalents	$	134,998
Due from clearing broker		900
Clearing firm deposit		250,134
Prepaid expenses and other current assets		5,236
Total assets	$	391,268
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	16,786
Due to clearing broker		10,920
Intercompany payable		25,200
Total liabilities		52,906
Member's Equity		338,362
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	391,268

See accompanying notes to financial statements.

ALPACA SECURITIES LLC

STATEMENT OF OPERATIONS

Period March 26, 2018 to November 30,	2018
Revenues:	$ 729
Expenses:	
Floor brokerage, exchange, and clearing fees	78,009
Professional fees	66,880
Management fees paid to affiliate	118,314
Regulatory fees	19,750
Technology, data, and communication fees	6,805
Other fees	7,643
	297,401
Net Loss from operations	$ (296,672)

See accompanying notes to financial statements.

ALPACA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Period March 26, 2018 to November 30, 2018

Beginning Balance, March 26, 2018	$	335,034
Capital Contributions		300,000
Net loss		(296,672)
Balance, November 30, 2018	$	338,362

See accompanying notes to financial statements.

ALPACA SECURITIES LLC

STATEMENT OF CASH FLOWS

Period March 26, 2018 to November 30,		2018
Cash flows from operating activities		
Net loss	$	(296,672)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities:		
Due from clearing broker		(900)
Clearing firm deposit		(150,130)
Prepaid expenses and other current assets		(2,582)
Accounts payable and accrued expenses		11,565
Intercompany payable		14,661
Due to clearing broker		10,920
Net cash used by operating activities		(413,138)
Cash flows from financing activities		
Capital contributions		300,000
Net cash provided by (used in) financing activities		300,000
Net increase (decrease) in cash and cash equivalents		(113,138)
Cash and cash equivalents, beginning of period		248,136
Cash and cash equivalents, end of period	$	134,998

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Alpaca Securities LLC (the "Company") is a wholly owned subsidiary of AlpacaDB, Inc. ("Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and was approved to commence operations by FINRA as of March 26, 2018. The Company currently acts as an introducing broker for listed securities, and retails corporate equity securities over-the-counter.

The Company operates under Rule 15c3-1 of the Securities Exchange Act of 1934, where the requirement is to maintain sufficient liquidity in order to cover the Company's obligations. The Company executes and clears its customer securities transactions on a fully disclosed basis with Apex Clearing Corporation ("Apex"). The clearing broker-dealer carries all of the accounts of the customers and maintain and preserve all related books. Receivables from and payables to clearing broker reflected in the statement of financial condition are amounts due from and to the broker at November 30, 2018.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes interest income on customer balances introduced to the clearing broker-dealer by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned.

The Company recognizes payment for order flow from the executing broker-dealer and is recorded as earned.

Income Taxes

The Company is a single-member limited liability company, which is a disregarded entity for federal and state income tax purposes, and is not subject to taxes on its income. The Parent of the Company is a "C" Corporation. There is no tax-sharing agreement in place, and accordingly, the Company has not provided for federal or state income taxes for the period March 26, 2018 to November 30, 2018.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Due from clearing broker

Pursuant to its clearing agreement, the Company introduces all its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of November 30, 2018, the due from clearing broker of $900 are pursuant to these clearing agreement.

3. Clearing firm deposit

The Company has a brokerage agreement with its clearing firm to carry its accounts and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits. The balance at November 30, 2018 was $250,134.

4. Related party transactions

The Company has an expense sharing agreement with its Parent. The Parent performs and provides certain functions for the Company, including office facilities, payroll services, insurance, professional services, and technology. In accordance with the terms of this agreement, the Company was charged approximately $118,314 for these services, for the period March 26, 2018 to November 30, 2018.

The intercompany payable represents unpaid amounts due to Parent of approximately $25,200 at November 30, 2018 and is included on the accompanying statement of financial condition.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2018, the Company's net capital was approximately $333,126 which was approximately $326,513 in excess of its minimum net capital of $6,613. This minimum net capital is based upon a higher first year requirement of 12.5% aggregated indebtedness versus an ongoing 6.67% post the first year of operation.

6. Off-balance sheet risk and concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

7. Commitments and contingencies

The Company has entered into a fully disclosed clearing agreement with Apex Clearing Corporation. The agreement requires minimum monthly charges that total an aggregate of $75,000 for the period March 26, 2018 to November 30, 2018.

In the normal course of business, the Company may be involved in disputes, claims or assessments from time to time. The Company is not aware of any such matters that would have a material impact on its financial statements.

The Company incurred significant losses in the current period associated with becoming a new entrant into its industry. Similar startup costs are not projected for the next fiscal period. The company has significant liquid funds to continue its operations and meet its obligations that are due within one year following the date that the financial statements are issued.

8. Subsequent events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

9. Recently issued accounting pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company has evaluated the impact of ASU 2014-09 on the Company's consolidated financial statements and related disclosures and determined there is no material impact.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance lease leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-to-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

10. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of subparagraph (k)(2)(ii).

ALPACA SECURITIES LLC
Schedule I

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

November 30,	2018
Member's equity	$ 338,362
Less nonallowable assets:	
Prepaid expenses and other assets	5,236
Net capital	333,126
Aggregate indebtedness	52,906
Minimum net capital is the greater of:	
Computed minimum net capital required	
(12.5% of aggregate indebtedness)	6,613
Minimum net capital required (under SEC Rule 15c3-1)	5,000
Excess net capital	326,513
Percentage of aggregate indebtedness to net capital	16%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of November 30, 2018.

Alpaca Securities LLC

Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission November 30, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Alpaca Securities LLC
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
November 30, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Alpaca Securities LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Alpaca Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Alpaca Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Alpaca Securities LLC stated that Alpaca Securities LLC met the identified exemption provisions throughout the period March 26, 2018 to November 30, 2018, without exception. Alpaca Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alpaca Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 28, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Alpaca Securities LLC
Exemption Report

Alpaca Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions o17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period March 26, 2018 to November 30, 2018 without exception.

Alpaca Securities LLC

I, John Torola, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President, COO and CCO